
March 2, 2022

Dino Micacchi
Chief Financial Officer
Joshua Gold Resources Inc.
1033 Pattullo Avenue
Woodstock, Ontario
Canada N4V IC8

> **Re: Joshua Gold Resources, Inc.**
> **Form 10-K for the Fiscal Year Ended December, 31 2020**
> **File No. 000-53809**

Dear Mr. Micacchi:

We issued comments to you on the above captioned filing on January 31, 2022. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by March 16, 2022.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact John Coleman at 202-551-3610 or Craig Arakawa at 202-551-3650 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation